Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Kimber Resources Inc. ("Kimber")
215 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2.	Date of Material Change

December 10, 2012.

Item 3.	News Release

The news release dated December 13, 2012 was disseminated through Marketwire.

A copy of the news release is attached as Schedule "A".

Item 4.	Summary of Material Change

Kimber filed a National Instrument 43-101 – Standards of Disclosure for Mineral Projects compliant technical report entitled "Updated Mineral Resource Estimate for the Carmen Deposit Monterde Project" (the "Technical Report") on SEDAR on December 10, 2012, which was detailed in a previous Kimber press release issued on October 24, 2012. The Technical Report was prepared by Micon International Limited (“Micon”), with assistance by Kirkham Geosystems Ltd. and Knight Piésold Consulting Ltd. The Monterde project is 100% owned by Kimber and is located in Mexico’s Sierra Madre gold-silver belt.

Micon recommends that the Monterde project be advanced to the pre-feasibility stage and also recommends considering further exploration to expand the gold and silver mineral resources at Monterde.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.	Executive Officer

Gordon Cummings, CA
President and Chief Executive Officer
Tel: 604.669.2251

Item 9.	Date of Report

Dated at Vancouver, BC, this 15th day of January, 2013.

SCHEDULE "A"

(Please see attached)

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER REPORTS FILING OF NI 43-101 TECHNICAL REPORT FOR THE MONTERDE PROJECT

December 13, 2012

Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) is pleased to announce the filing on SEDAR of its NI 43-101 compliant Technical Report, including the Updated Mineral Resource Estimate for the Carmen Deposit Monterde Project as detailed in the press release issued on October 24, 2012. The Technical Report was prepared by Micon International Limited (“Micon”), with assistance by Kirkham Geosystems Ltd. and Knight Piésold Consulting Ltd. The Monterde project is 100% owned and is located in Mexico’s Sierra Madre gold-silver belt.

Micon recommends that the Monterde Project be advanced to the pre-feasibility stage as well as considering further exploration to expand gold and silver mineral resources. A full list of recommendations by Micon is attached in Appendix I.

“The Updated Mineral Resource Estimate for the Carmen Deposit for Kimber’s Monterde project demonstrates an increase in measured and indicated gold and silver ounces, improving the potential of the Monterde project for economic development”, said Gordon Cummings, President and CEO of Kimber. “Kimber agrees with Micon’s recommendations to complete a pre-feasibility study for Monterde and to carry out further exploration with the objective of expanding gold and silver mineral resources at Monterde. Kimber is currently reviewing its technical information and preparing internal scoping studies with the objective of completing a pre-feasibility study in 2013.”

Mineral Resource Estimate for Monterde: Carmen, Veta Minitas and Carotare Deposits
(Carmen Open Pit cut-off at 0.3 g/t Au Eq.1, Carmen Underground Area1, Veta Minitas4 and Carotare4 cut-off at 2.0 g/t Au Eq.)

Classification	Location	Tonnes	In situ	In Situ	Contained	Contained In	Recoverable
		(000s)	Gold	Silver	In Situ Gold	Situ Silver	AuEq1
			Grade	Grade
			(g/t)	(g/t)	(oz)	(oz)	(g/t)
Measured	Open Pit Carmen	6,460	0.64	73.7	133,000	15,310,000	1.37
Indicated	Open Pit Carmen	2,420	0.82	58.8	64,000	4,570,000	1.44
Measured & Indicated	Open Pit Carmen	8,880	0.69	69.7	197,000	19,880,000	1.39
Indicated	Underground Area Carmen	3,190	4.32	90.6	443,000	9,300,000	5.22
Indicated	Veta Minitas	42	4.08	294.1	5,500	397,200	5.62
Indicated	Carotare	220	3.07	58.6	21,700	414,700	3.26
Total		12,332	1.68	75.7	667,200	29,991,900	2.42
Measured &
Indicated

Inferred	Open Pit	830	0.69	42.6	18,400	1,136,000	1.09

Inferred	Underground Area Carmen	2,020	4.26	54.0	277,000	3,510,000	4.71
Inferred	Veta Minitas	761	4.39	186.4	107,400	6,153,000	5.29
Inferred	Carotare	210	2.91	45.7	19,600	308,300	2.99
Total Inferred		3,821	3.44	77.4	422,400	11,107,300	3.94
1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Note 3: Carmen Open Pit mineral resources are shown using a 0.3 g/t recoverable gold equivalent cut-off and Carmen underground area mineral resources are shown using a 2.0 g/t recoverable gold equivalent cut-off.

4 Note 4: The Veta Minitas and Carotare mineral resources are shown using a 2.0 g/t recoverable gold equivalent cut-off.

Veta Minitas’ Gold Equivalent or “AuEq” is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Carotare’s Gold Equivalent or “AuEq” is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Metallurgical Results

Kimber would like to provide clarification to its metallurgical results as announced on October 24th, 2012.

A corrected summary of the metallurgical results should read:
Based on the 364 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold. Based on this extensive test work, average Open Pit gold recoveries were 94% while average silver recoveries were 55%. Test work for the Underground Area showed average gold recoveries of 96% while the average silver recoveries were 63% and 61% for the Indicated and Inferred resources, respectively.

The recoveries noted above were used in the updated mineral resource estimate for the Carmen deposit.

Compliance with National Instrument 43-101

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves once economic parameters are applied.

Qualified Persons

The following independent qualified persons, as defined in National Instrument 43-101, were involved in the preparation of the Technical Report:

  Mr. Gary Giroux P.Eng., Senior Associate of Micon International Limited, British Columbia, Canada

  Mr. Richard Gowans, P. Eng., President and Principal Metallurgist with Micon International Limited, Ontario, Canada

  Mr. Christopher Jacobs, CEng, MIMMM, Vice President of Micon International Limited, Ontario, Canada

  Mr. Jeremy Haile, P. Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. David (Dave) Hembree, Registered Professional Geologist, QP and Vice-President Exploration of the Company.

A copy of the recently filed NI 43-101 compliant Technical Report including the Updated Mineral Resource Estimate for the Carmen Deposit, Monterde Project can also be found on Kimber’s website at www.kimberresources.com.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the recently updated mineral resource estimate for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward Looking Statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the anticipated completion of the Offering, and the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests", “conceptual” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. David Hembree, Professional Registered Geologist, Vice President, Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. David Hembree, Registered Professional Geologist who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the information being disclosed herein.

Mineral Resource Estimation Process
The mineral resource estimate for the Carmen Deposit at Monterde was prepared by Mr. Gary Giroux P.Eng. a senior associate of Micon International Limited and a Qualified Person (“QP”), and the results are effective at October 23, 2012. This mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks, where for each block in the model, the percentage of block below surface topography and the percentage within the structures were recorded. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff now under the supervision of Mr. David Hembree, Registered Professional Geologist. Mr. Hembree is the Vice-President Exploration, and the QP for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and validated by Mr. Garth Kirkham, P.Geo. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans, P.Eng., President of Micon International Limited. Interpolated results are reported in Measured, Indicated and Inferred categories in accordance with CIM standards for mineral resource estimates, and the classification was based on continuity of the mineralization and sample density.

The boundary between the mineral resources in the Open Pit and in the Underground Areas reported herein for the Carmen Deposit was based upon the conceptual Open Pit used in the April 2011 PEA. Material above the reported cut-off grade and within this pit shell in the current mineral resource estimate is reported as mineral resources within the Open Pit herein, while material outside of that conceptual Open Pit and above a higher cut-off grade is reported as mineral resources in the “Underground Areas”.

The mineral resource estimate for the Veta Minitas and Carotare deposits at Monterde was prepared by Mr. Gary Giroux P.Eng., a senior associate of Micon International Limited. The results for Veta Minitas are effective at November 30, 2009 and the results for the Carotare are effective at March 9, 2010. The Carotare mineral resource estimate was prepared using a three dimensional block model and ordinary kriging of 6 x 6 x 6 metre blocks while the inverse distance squared method was used for comparative purposes. The estimation of grades for Veta Minitas and Carotare were constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo. Mr. Mare was the Vice-President Exploration at the time of the reports for Veta Minitas and Carotare, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International Limited. Interpolated results at Carotare are reported in indicated and inferred categories and were based on continuity of the mineralization and sample density. The Veta Minitas and Carotare mineral resources are shown using a 2.0 g/t recoverable gold equivalent cutoff.

Cautionary Note to Investors Concerning Estimates of Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

APPENDIX I

Conclusions and recommendations (excerpt from the Technical Report Updated Mineral Resource for the Carmen Deposit dated December 7, 2012)

Micon concludes that the updated mineral resource estimate for the Carmen deposit demonstrates the potential of the Monterde project for economic development and that further work is warranted, and recommends that the Monterde project is advanced to the pre-feasibility study stage. Following completion of the pre-feasibility studies and, assuming it is so recommended, work should begin on a feasibility study. There is no assurance that the pre-feasibility studies will result in a positive economic analysis of the project.

In addition, the potential exists to expand the gold and silver mineral resources at Monterde and further drilling in prospective areas should be considered in order to achieve this. Further exploration drilling, underground channel sampling and mapping, and surface trenching should be undertaken in known areas of mineralization (Carmen East and Cocos), and drill testing of new exploration targets should also be undertaken. There is no assurance that the objectives of increasing estimates of inferred mineral resources and the discovery of new zones of gold and silver mineralization will be achieved.

Specific recommendations relating to completion of the pre-feasibility study are as follow:

  Optimization of the April, 2011 open pit should be completed in order to further refine the design of mine development.

  The potential impacts of underground stope voids on the pit slopes should be evaluated.

  Detailed underground mine development and stope layouts for mine planning and scheduling should be developed.

  Capital and operating cost estimates should be updated and developed to a level of accuracy suitable for a pre-feasibility study.

Contingent on the positive results of the pre-feasibility study, specific recommendations relating to completion of a feasibility study are as follow:

  Detailed analysis of Owner-operated versus contract mining scenarios should be continued.

  A detailed study of power consumption should be undertaken in order to determine electrical power requirements and back-up site power generation.

  Further analysis of underground mining methods should be carried out in order to maximize extraction rates, reduce dilution and losses and optimize the underground and open pit mine production rates.

  A review of the final sill pillar and extraction plans for that pillar should be developed.

  Condemnation drilling should be carried out on the sites selected for the administration and processing buildings and for the tailings and waste rock storage facilities.

  Further metallurgical testwork should be undertaken to ensure that accurate data are generated to support the feasibility study, including complete comminution work index determinations, silver leach kinetics and the rheology and deposition of tailings. Data analysis and interpretation of the geological and mineralogical controls on metallurgical recoveries should be continued.

  Site geotechnical evaluation work should be continued.

  Potential locations for water wells should be determined and development of water resource requirements carried out.

  Baseline environmental programs should be continued.

Budget

The proposed budget for work on to complete the pre-feasibility study for the Monterde project, and for further drilling, work related to a feasibility study and environmental studies, is shown in Table 1.4.

Table 1.1
Proposed Budget for Pre-feasibility Study, Feasibility Study and Environmental Studies
(1 December, 2012 to 31 December, 2013)

Item	Cost ($)
Completion of pre-feasibility studies and report	500,000
Mineral resource expansion and condemnation drilling
Drilling (15,000 m)	1,600,000
Assays	400,000
Sub-total	2,000,000
Feasibility level studies
Hydrological drilling (3,000 m)	300,000
Hydrological studies and reports	100,000
Metallurgical studies	250,000
Tailings testwork and analysis	200,000
Environmental studies and permits	600,000
Completion of feasibility studies and report	850,000
Sub-total	2,300,000
Total	4,800,000

Micon concurs with the proposed program for the pre-feasibility study and recommends that it be implemented.